(An Exploration Stage Company)

Condensed Consolidated Interim Financial Statements

June 30, 2012

(Unaudited - Expressed in Canadian Dollars)

Quaterra Resources Inc.
Condensed Consolidated Interim Statements of Financial Position
(Unaudited - Expressed in Canadian Dollars)

	Note	June 30, 2012	December 31, 2011
Assets
Current assets:
Cash and cash equivalents		$4,691,682	$12,147,321
Restricted cash		93,249	94,638
Amounts due from Exploration Partners	5 (d)&(e)	383,873	240,222
Taxes and other receivables		54,389	15,498
Prepaids and deposits		222,060	257,488
		5,445,253	12,755,167
Non-current assets:
Marketable securities	3	18,000	27,667
Taxes and other receivables		923,131	919,315
Equipment	4	296,476	348,795
Mineral properties	5	66,078,313	59,040,786
Reclamation bonds		507,645	519,092
		67,823,565	60,855,655
Total assets		$73,268,818	$73,610,822

Liabilities
Current liabilities:
Accounts payable and accrued liabilities		$794,768	$1,829,704
Due to related parties	9	31,623	47,884
		826,391	1,877,588

Shareholders' Equity
Share capital	6	114,379,903	111,923,521
Share-based payment reserve		18,969,509	17,988,540
Accumulated other comprehensive loss		(60,866)	(51,199)
Deficit		(60,846,119)	(58,127,628)
		72,442,427	71,733,234
Total liabilities and shareholders' equity		$73,268,818	$73,610,822

Approved on behalf of the Board of Directors

“Thomas Patton” (signed)	“Robert Gayton” (signed)
Thomas Patton	Robert Gayton

(See the accompanying notes to condensed consolidated interim financial statements)

Quaterra Resources Inc.
Condensed Consolidated Interim Statements of Comprehensive Loss
(Unaudited - Expressed in Canadian Dollars)

	Note	Three months ended June 30,		Six months ended June 30,
		2012	2011	2012	2011
General administrative expenses
Administration and general office expense		$174,575	$173,773	$342,073	$351,773
Consulting		90,444	73,554	205,208	155,123
Depreciation		26,159	25,097	52,319	62,292
Directors' fees		35,788	37,626	62,283	63,716
Investor relations and communications		69,214	105,743	117,329	193,226
Personnel costs		269,883	224,305	593,739	503,099
Professional fees		140,345	118,297	239,932	231,164
Share-based payments	7 (a)	915,609	198,503	988,469	239,415
Transfer agent and regulatory fees		20,941	(2,830)	90,006	117,789
Travel and promotion		(39,820)	38,387	4,769	71,951
		1,703,138	992,455	2,696,127	1,989,548
Exploration partner administration income		(9,679)	(38,362)	(32,252)	(85,986)
Foreign exchange loss		19,770	15,329	97,683	233,543
General exploration costs		12,657	42,382	22,357	145,250
Impairments		-	1,471,698	-	4,220,632
Write-off of equipment (recovery)		(19,569)	38,525	(19,569)	38,525
Interest income		(26,955)	(2,262)	(45,855)	(4,593)
		(23,776)	1,527,310	22,364	4,547,371

Net loss for the period		(1,679,362)	(2,519,765)	(2,718,491)	(6,536,919)
Unrealized (loss) gain on marketable securities		(15,333)	(12,333)	(9,667)	(14,667)
Comprehensive (loss) gain for the period		$(1,694,695)	$(2,532,098)	$(2,728,158)	$(6,551,586)
Loss per share - basic and diluted		$(0.01)	$(0.02)	$(0.02)	$(0.05)
Weighted average number of common shares outstanding		155,930,659	142,395,080	154,146,215	140,877,545

(See the accompanying notes to condensed consolidated interim financial statements)

Quaterra Resources Inc.
Condensed Consolidated Interim Statements of Cash Flows
(Unaudited - Expressed in Canadian Dollars)

	Three months ended June 30,		Six months ended June 30,
	2012	2011	2012	2011
Operating activities
Net loss for the period	$(1,679,362)	$(2,519,765)	$(2,718,491)	$(6,536,919)
Items not involving cash:
Depreciation	26,159	25,097	52,319	62,292
Write-off of equipment	-	38,525	-	38,525
Impairments	-	1,471,698	-	4,220,632
Share-based payments	915,609	198,503	988,469	239,415
Shares issued for services	7,500	22,500	30,000	45,000
	(730,094)	(763,442)	(1,647,703)	(1,931,055)
Changes in non-cash working capital
Taxes and other receivables	(38,998)	(153,698)	(42,707)	(276,739)
Prepaids and deposits	36,384	52,775	35,428	38,354
Accounts payable and accrued liabilities	(127,988)	(40,321)	(163,852)	34,109
Due to related parties	(31,189)	103	(16,261)	(181)
Cash used in operating activities	(891,885)	(904,583)	(1,835,095)	(2,135,512)

Financing activity
Shares issued for cash, net of issue costs	2,433,520	915,080	2,418,882	8,466,487
Cash provided by financing activity	2,433,520	915,080	2,418,882	8,466,487

Investing activities
Expenditures on mineral properties, net of recoveries	(3,326,834)	(4,009,377)	(7,908,611)	(6,761,740)
Due from Exploration Partners	(40,818)	(182,588)	(143,651)	(72,654)
Purchase of equipment	-	-	-	(98,877)
Reclamation bonds	1,854	(127,116)	11,447	(65,427)
Restricted cash	(1,421)	(22,765)	1,389	(21,615)
Cash used in investing activities	(3,367,219)	(4,341,846)	(8,039,426)	(7,020,313)
Decrease in cash and cash equivalents during period	(1,825,584)	(4,331,349)	(7,455,639)	(689,338)
Cash and cash equivalents, beginning of period	6,517,266	21,854,226	12,147,321	18,212,215
Cash and cash equivalents, end of period	$4,691,682	$17,522,877	$4,691,682	$17,522,877
Cash and cash equivalents comprises
Cash	$2,691,682	$2,522,877	$2,691,682	$2,522,877
Term deposits and bankers acceptance	2,000,000	15,000,000	2,000,000	15,000,000
	$4,691,682	$17,522,877	$4,691,682	$17,522,877
Supplemental cash flow information
Exploration expenditures included in accounts payable	$544,515	$772,480	$544,515	$772,480

(See accompanying notes to condensed consolidated interim financial statements)

Quaterra Resources Inc.
Condensed Consolidated Interim Statements of Changes in Shareholders’ Equity
(Unaudited - Expressed in Canadian Dollars)

	Common Shares
			Share-based	Accumulated Other
	Shares	Amount	payment reserve	Comprehensive Loss	Deficit	Total
Balance, December 31, 2010	136,464,161	$95,800,950	$15,643,693	$(17,199)	$(46,863,089)	$64,564,355
Common shares issued during the period:
Shares issued for cash, net of issue costs	3,293,407	5,918,882				5,918,882
Exercise of options	654,500	723,405				723,405
Exercise of warrants	2,432,267	1,824,200				1,824,200
Common shares issued for services	33,901	45,000				45,000
Fair value of options and warrants exercised		501,860	(501,860)			-
Share-based payments			239,415			239,415
Unrealized loss on marketable securities				(14,667)		(14,667)
Net loss for the period					(6,536,919)	(6,536,919)
Balance, June 30, 2011	142,878,236	$104,814,297	$15,381,248	$(31,866)	$(53,400,008)	$66,763,671

Balance, December 31, 2011	152,353,283	$111,923,521	$17,988,540	$(51,199)	$(58,127,628)	$71,733,234
Common shares issued during the period:
Shares issued for cash, net of issue costs	4,000,000	2,418,882				2,418,882
Cancelled shares	(2,501)	-				-
Common shares issued for services	75,756	37,500	(7,500)			30,000
Commitment to issue shares for services						-
Share-based payments			988,469			988,469
Unrealized loss on marketable securities				(9,667)		(9,667)
Net loss for the period					(2,718,491)	(2,718,491)
Balance, June 30, 2012	156,426,538	$114,379,903	$18,969,509	$(60,866)	$(60,846,119)	$72,442,427

(See the accompanying notes to condensed consolidated interim financial statements)

Quaterra Resources Inc.
Notes to Condensed Consolidated Interim Financial Statements
For the Six Months Ended June 30, 2012
(Unaudited - Expressed in Canadian Dollars)

1.	Nature of operations

Quaterra Resources Inc., (“Quaterra” or “the Company”), is engaged in the acquisition and exploration of precious and base metal mineral properties in the United States and Mexico. Quaterra is a publicly listed company incorporated in Canada under the Business Corporations Act (British Columbia). The Company’s shares are listed on the TSX Venture Exchange (“QTA”) and the New York Stock Exchange MKT (“QMM”).

The head office, principal address and records office of the Company are located at 1100 – 1199 West Hastings Street, Vancouver, British Columbia, Canada, V6E 3T5. The Company’s registered office is 950 - 1199 West Hastings Street, Vancouver, British Columbia, Canada, V6E 3T5.

The Company is in the process of exploring its mineral properties and has not yet determined whether its mineral properties contain economically recoverable mineral reserves. The underlying value and the recoverability of the amounts recorded as mineral properties is entirely dependent upon the existence of economically recoverable mineral reserves, the ability of the Company to obtain the necessary financing to complete its acquisition, exploration and development of its mineral properties or receive proceeds from joint venture partners’ contributions or from the sale of such properties. The carrying value of the Company’s mineral properties does not reflect current or future values.

The condensed consolidated interim financial statements have been prepared on a going concern basis, which assumes that the Company will be able to realize its assets and discharge its liabilities in the normal course of business. The Company believes that it has sufficient resources to continue operations for at least the next twelve months.

2.	Basis of presentation and consolidation

These condensed consolidated interim financial statements have been prepared in accordance with International Accounting Standard (“IAS”) 34, Interim Financial Reporting, using the same accounting policies as detailed in the Company‘s audited consolidated financial statements for the year ended December 31, 2011. These condensed consolidated interim financial statements do not include all of the information required for complete annual consolidated financial statements in accordance with International Financial Reporting Standards (“IFRS”), as issued by the International Accounting Standards Board ("IASB") and therefore they should be read in conjunction with the annual consolidated financial statements for the year ended December 31, 2011 and the notes to the consolidated financial statements.

These consolidated financial statements were approved by the board of directors for issue on August 8, 2012.

These condensed consolidated interim financial statements incorporate the financial statements of the Company and the entities controlled by the Company (its subsidiaries). The wholly-owned subsidiaries include Quaterra Alaska Inc. – incorporated in the United States, Minera Agua Tierra S.A. de C.V. – incorporated in Mexico, and Quaterra International Limited – incorporated in the British Virgin Islands. All significant intercompany transactions and balances have been eliminated.

Quaterra Resources Inc.
Notes to Condensed Consolidated Interim Financial Statements
For the Six Months Ended June 30, 2012
(Unaudited - Expressed in Canadian Dollars)

2.	Basis of presentation and consolidation, continued

These condensed consolidated interim financial statements have been prepared on a historical cost basis except for financial instruments classified as available-for-sale which have been stated at their fair values. These condensed consolidated interim financial statements are presented in Canadian dollars, the Company’s functional currency.

The significant accounting policies used in the preparation of these condensed consolidated interim financial statements are consistent with those used in the preparation of the Company’s annual consolidated financial statements.

3.	Marketable securities

The following table presents details of the Company’s shares of Redtail Metals Corp. (formerly Copper Ridge Exploration Inc.) (“Redtail”) and Auramex Resource Corp. (“Auramex”).

		June 30, 2012			December 31, 2011

			Accumulated			Accumulated
	Number		unrealized	Carrying		unrealized	Carrying
	of shares	Cost	gains (losses)	value	Cost	gains (losses)	value
Redtail	66,667	$38,866	$(30,866)	$8,000	$38,866	$(26,199)	$12,667
Auramex	1,000,000	40,000	(30,000)	10,000	40,000	(25,000)	15,000
		$78,866	$(60,866)	$18,000	$78,866	$(51,199)	$27,667

The fair value of these marketable securities has been determined by reference to their closing quoted share price at the reporting date.

Quaterra Resources Inc.
Notes to Condensed Consolidated Interim Financial Statements
For the Six Months Ended June 30, 2012
(Unaudited - Expressed in Canadian Dollars)

4.	Equipment

	Computer	Field
	equipment	equipment	Vehicles	Total
Cost
Balance, December 31, 2010	$97,348	$93,651	$354,228	$545,227
Additions during the year	50,683	81,219	186,885	318,787
Disposals	-	-	(59,498)	(59,498)
Balance, December 31, 2011	148,031	174,870	481,615	804,516
Balance, June 30, 2012	$148,031	$174,870	$481,615	$804,516
Accumulated depreciation
Balance December 31, 2010	$93,708	$63,679	$169,497	$326,884
Depreciation for the year	19,006	32,174	98,630	149,810
Disposals	-	-	(20,973)	(20,973)
Balance, December 31, 2011	112,714	95,853	247,154	455,721
Depreciation for the period	4,751	11,852	35,716	52,319
Balance, June 30, 2012	$117,465	$107,705	$282,870	$508,040
Carrying value
At December 31, 2011	$35,317	$79,017	$234,461	$348,795
At June 30, 2012	$30,566	$67,165	$198,745	$296,476

Quaterra Resources Inc.
Notes to Condensed Consolidated Interim Financial Statements
For the Six Months Ended June 30, 2012
(Unaudited - Expressed in Canadian Dollars)

5.	Mineral properties

The total deferred acquisition and exploration costs of mineral properties for June 30, 2012 were as follows:

	United States					Mexico
	MacArthur	Yerington	Alaska	Uranium	Other	Nieves	Other	Total
Mineral Properties	Copper	Copper		Properties	Properties		Properties
Acquisition
Balance, December 31, 2011	$2,358,534	$2,803,906	$120,357	$4,761,909	$2,384,460	$1,535,959	$1,737,922	$15,703,047
Additions during the period	523,494	208,194	4,277	121,837	148,733	60,997	404,885	1,472,417
Recovery - Goldcorp	-	-	-	-	-	-	(5,950)	(5,950)
Balance, June 30, 2012	2,882,028	3,012,100	124,634	4,883,746	2,533,193	1,596,956	2,136,857	17,169,514

Exploration
Balance, December 31, 2011	17,144,368	3,623,164	554,119	7,728,123	763,148	3,920,039	9,604,778	43,337,739
Geological	497,943	441,064	45,679	44,138	35,470	78,169	761,072	1,903,535
Geophysical	41,794	17,874	4,468	-	85,395	76,056	10,731	236,318
Geochemical	50,856	166,812	3,817	-	191	20,936	476,827	719,439
Drilling	6,390	496,678	119,678	-	-	1,455	877,730	1,501,931
Technical Studies	390,977	210,275	1,055	1,815	-	61,941	116,956	783,019
Other	123,626	180,944	40,045	11,754	-	3,206	102,861	462,436
Additions during the period	1,111,586	1,513,647	214,742	57,707	121,056	241,763	2,346,177	5,606,678
Recovery - Goldcorp	-	-	-	-	-	-	(35,618)	(35,618)
Balance, June 30, 2012	$18,255,954	$5,136,811	$768,861	$7,785,830	$884,204	$4,161,802	$11,915,337	$48,908,799
Total acquisition and exploration Balance,
December 31, 2011	$19,502,902	$6,427,070	$674,476	$12,490,032	$3,147,608	$5,455,998	$11,342,700	$59,040,786
Total acquisition and exploration
Balance, June 30, 2012	$21,137,982	$8,148,911	$893,495	$12,669,576	$3,417,397	$5,758,758	$14,052,194	$66,078,313

Quaterra Resources Inc.
Notes to Condensed Consolidated Interim Financial Statements
For the Six Months Ended June 30, 2012
(Unaudited - Expressed in Canadian Dollars)

5.	Mineral properties, continued

The Company is in the business of acquiring, exploring, and developing mineral properties in North America. Exploration programs are carried out through the Company’s management expertise and the use of consultants and contractors. Continuation of these programs is dependent on the Company’s ability to raise additional funds from the market and continuing participation of its exploration partners. Detailed property information can be found in Note 6 of the audited consolidated financial statements for the year ended December 31, 2011.

During the six months ended June 30, 2012, the Company had the following significant transactions related to its mineral properties:

	a)	MacArthur Copper Project, Nevada

Pursuant to an agreement dated September 13, 2005, and as subsequently amended, with North Exploration LLC (“North Exploration”), the Company negotiated the final option payment to be made in two installments of US$524,000 each, one on January 15, 2012 (paid), and one on January 15, 2013. The amended agreement called for a 6% interest per annum for the installments.

	b)	Yerington, Nevada

The Company filed a Canadian National Instrument 43-101 (“NI 43-101”) compliant technical report on the Yerington mine portion of the Yerington copper project on February 29, 2012. The acquisition of this property was completed on April 27, 2011 after a four-year environmental and legal due diligence review.

	c)	Uranium Properties, Arizona, Utah and Wyoming

On January 9, 2012, the Interior Department announced a Public Land Order to withdraw approximately one million acres of federal land in northern Arizona from mineral exploration on new claims for a twenty-year period. Approximately 85% of the Company’s claims lie within these federal jurisdiction lands and 15% lie within Arizona State lands, which are unaffected by the withdrawal.

In April 2012, the Company, together with various co-Plaintiffs has filed a lawsuit in the United States District Court for the State of Arizona naming as Defendants the United States Department of the Interior and the Bureau of Land Management. The results of this legal action are unknown at this time and, if unsuccessful, could lead to an impairment write-down of approximately $10 million.

	d)	Nieves Silver Concessions, Mexico

During the six months ended June 30, 2012, the Company incurred total $605,520 exploration expenditures of which 50% are shared by its exploration partner Blackberry Ventures 1, LLC (“Blackberry”). US$75,000 advanced minimum royalty was paid in January 2012. As of June 30, 2012, $225,302 was due from Blackberry for its share of ongoing exploration expenditures that were incurred in the current period.

Quaterra Resources Inc.
Notes to Condensed Consolidated Interim Financial Statements
For the Six Months Ended June 30, 2012
(Unaudited - Expressed in Canadian Dollars)

5.	Mineral properties, continued

	e)	Goldcorp Inc. (“Goldcorp”) – Investment Framework Agreement (“IFA”), Mexico

During the six months ended June 30, 2012, the Company entered into an Amended and Restated IFA with Goldcorp extending the term of the original IFA until January 29, 2013.

As of June 30, 2012, $158,571 was owed from Goldcorp for the exploration expenditures of the advanced property incurred in the current period.

6.	Share capital

The Company has authorized an unlimited number of common shares without par value.

Under the terms of the Amended and Restated IFA, Goldcorp agreed to fund additional exploration on certain properties through a private placement of 4 million common shares of the Company at a price of $0.62 per share for gross proceeds of $2.48 million. The private placement closed on April 12, 2012.

Pursuant to a financial and advisory service agreement dated April 15, 2011, the Company issued 75,756 common shares at a weighted average price of $0.49 per share for a total consideration of $37,500. The agreement expired on April 15, 2012.

7.	Share-based payments

	a)	Stock options

The Company has a stock option plan (the “Plan”), which is approved by the shareholders annually. The Plan is designed to attract and retain individuals and to reward them for current and expected future performance. Options generally are granted for a maximum term of five years and expire 90 days following the termination of the optionee’s agreement, unless termination is for cause. The exercise price for the options is set at the closing market price of the common shares on the grant date. The vesting periods of options vary with terms determined by the board of directors. Under the Plan, the Company is authorized to grant stock options of up to 10% of the number of common shares issued and outstanding of the Company at any given time.

The following table presents changes in stock options for the six months ended June 30, 2012 and 2011:

	June 30, 2012		June 30, 2011
	Number of	Weighted Average	Number of	Weighted Average
	Options	Exercise Price	Options	Exercise Price
Outstanding, beginning of period	11,460,000	$1.53	10,624,000	$1.60
Granted	3,295,000	$0.46	355,000	$1.60
Expired	(230,000)	$1.30	(116,000)	$2.48
Exercised	-	$-	(654,500)	$1.11
Outstanding, end of period	14,525,000	$1.29	10,208,500	$1.62
Exercisable, end of period	14,341,667	$1.29	9,905,167	$1.61

Quaterra Resources Inc.
Notes to Condensed Consolidated Interim Financial Statements
For the Six Months Ended June 30, 2012
(Unaudited - Expressed in Canadian Dollars)

7.	Share-based payments, continued

	a)	Stock options, continued

The following table summarizes information about the stock options outstanding as at June 30, 2012 and December 31, 2011:

			Options Outstanding
Exercise price	Fair Value	Expire Date	June 30, 2012	December 31, 2011
$ 3.33	$1.98	July 20, 2012	775,000	775,000
$ 3.45	$2.05	March 31, 2013	150,000	150,000
$ 3.30	$1.87	June 19, 2013	905,000	905,000
$ 0.98	$0.52	November 9, 2014	1,750,000	1,750,000
$ 1.02	$0.51	November 9, 2014	2,100,000	2,100,000
$ 2.00	$1.22	January 14, 2015	40,000	40,000
$ 1.80	$0.85	April 1, 2015	100,000	100,000
$ 1.76	$0.97	April 22, 2015	200,000	200,000
$ 1.29	$0.75	August 9, 2015	1,605,000	1,685,000
$ 1.55	$0.90	October 6, 2015	65,000	65,000
$ 1.51	$0.90	November 3, 2015	100,000	100,000
$ 1.60	$0.96	March 24, 2016	330,000	355,000
$ 1.25	$0.74	August 9, 2016	2,810,000	2,935,000
$ 0.90	$0.51	October 24, 2016	300,000	300,000
$ 0.50	$0.32	March 27, 2017	100,000	-
$ 0.45	$0.28	June 28, 2017	3,195,000	-
Total stock options outstanding			14,525,000	11,460,000

On July 20, 2012, 775,000 options expired unexercised.

The weighted average remaining contract life for options outstanding and exercisable on June 30, 2012 was 3.24 (December 31, 2011 – 3.25) years and 3.23 (December 31, 2011 – 3.22) years, respectively.

The Company uses the following weighted average assumptions to fair value the options granted using the Black-Scholes option pricing model:

	June 30, 2012	June 30, 2011
Weighted average share price	$0.50	$1.61
Risk-free interest rate	1.64%	2.05%
Expected share price volatility	89%	87%
Expected option life in years	4.0	4.0
Forfeiture rate	0%	0%
Expected dividend yield	0%	0%

Quaterra Resources Inc.
Notes to Condensed Consolidated Interim Financial Statements
For the Six Months Ended June 30, 2012
(Unaudited - Expressed in Canadian Dollars)

7.	Share-based payments, continued

	a)	Stock options, continued

Volatility was determined based on the Company’s historical volatility over the estimated lives of the options.

The share-based payments expense is incurred as follows:

	Three months ended June 30,		Six months ended June 30,
	2012	2011	2012	2011
Consultants	$338,800	$27,957	$338,800	$55,096
Directors and officers	379,409	-	432,442	-
Employees	197,400	170,546	217,227	184,319
	$915,609	$198,503	$988,469	$239,415

b)	Share purchase warrants

The following table presents changes in warrants for the six months ended June 30, 2012 and 2011:

	June 30, 2012		June 30, 2011
	Number of	Weighted Average	Number of	Weighted Average
	Warrants	Exercise Price	Warrants	Exercise Price
Outstanding, beginning of period	9,009,512	$1.94	20,186,023	$1.16
Issued	-	$-	1,646,703	$2.27
Expired	(1,500,709)	$1.76	-	$-
Exercised	-	$-	(2,432,267)	$0.75
Outstanding, end of period	7,508,803	$1.98	19,400,459	$1.30

The following table presents the warrants outstanding as at June 30, 2012 and December 31, 2011

Expiry date	Exercise price	June 30, 2012	December 31, 2011
February 4, 2012	$ 1.76	-	1,500,709
October 27, 2012	$ 1.90	5,862,100	5,862,100
February 7, 2013	$ 2.27	1,646,703	1,646,703
		7,508,803	9,009,512

Quaterra Resources Inc.
Notes to Condensed Consolidated Interim Financial Statements
For the Six Months Ended June 30, 2012
(Unaudited - Expressed in Canadian Dollars)

7.	Share-based payments, continued

	c)	Agent compensation options

The Company issued 703,452 agent compensation options at an exercise price of $1.45 expiring October 27, 2012 in relation to the brokered private placement on October 27, 2010. Each option entitles the agent to acquire one common share of the Company and one-half share purchase warrant exercisable at $1.90 by October 27, 2012.

8.	Compensation of key management

Key management comprises directors and executive officers. Certain executive officers are entitled to termination benefits equal up to two years’ gross salary amounting to $1,687,000 in the event of a change of control. The Company has no post-employment benefits and other long-term employee benefits. Compensation awarded to key management was as follows:

	Three months ended June 30,		Six months ended June 30,
	2012	2011	2012	2011
Personnel costs	$243,750	$163,464	$487,500	$338,465
Directors' fees	35,788	37,626	62,283	63,716
Share-based payments	379,409	-	432,442	-
	$658,947	$201,090	$982,225	$402,181

9.	Related party transactions

The Company’s related parties consist of companies owned by executive officers. The following fees and expenses were incurred in the normal course of operations:

	Three months ended June 30,		Six months ended June 30,
	2012	2011	2012	2011
Manex Resources Group (a)	$129,598	$121,420	$260,602	$259,324
Lawrence Page Q.C. Law Corp (b)	60	320	545	3,030
Atherton Enterprises Ltd. (c)	43,750	43,750	87,500	87,500
	$173,408	$165,490	$348,647	$349,854

a)

Manex Resource Group (“Manex”) is a private company owned by an officer and director that provides general office and administrative services. As of June 30, 2012, $31,623 (December 31, 2011 - $47,884) was still owing in due to related parties.

b)	Lawrence Page, Q.C. Law Corp. is a company owned by an officer and director that provides legal services.

c)	Atherton Enterprises Ltd. is a private company owned by an officer that provides CFO services.

Quaterra Resources Inc.
Notes to Condensed Consolidated Interim Financial Statements
For the Six Months Ended June 30, 2012
(Unaudited - Expressed in Canadian Dollars)

10.	Commitments

a)

On February 9, 2012, the Company renewed its service agreement with Manex for its Vancouver head office administration and corporate services at a monthly fee of $19,250 for a five-year term expiring August 31, 2017. The Company may terminate the agreement by paying Manex the lesser of $462,000 or a total fee owing for the remaining of the term.

b)

On March 1, 2011, the Company’s US subsidiary entered into a lease agreement for its premises located in the City of Yerington, Nevada. The initial term of the lease is three years with an option to extend for additional three years.

	c)	As of June 30, 2012, the Company had the following commitments related to its office premises:

Period ending June 30, 2013	$287,199
Period ending June 30, 2014	284,756
Period ending June 30, 2015	231,000
Period ending June 30, 2016	231,000
Period ending June 30, 2017	231,000
Period ending June 30, 2018	38,500
$1,303,455

11.	Segmented information

The Company has one business segment, the exploration of mineral properties. The Company’s significant non-current assets are distributed by geographic locations as follows:

	June 30, 2012				December 31, 2011
	Taxes and				Taxes and
	other		Mineral	Reclamation	other		Mineral	Reclamation
	receivables	Equipment	Property	bonds	receivables	Equipment	Property	bonds
Canada	$54,389	$-	$-	$-	$15,498	$-	$-	$-
Mexico	923,131	165,147	19,810,953	-	919,315	194,290	16,798,700	-
U.S.A	-	131,329	46,267,360	507,645	-	154,505	42,242,086	519,092
Total	$977,520	$296,476	$66,078,313	$507,645	$934,813	$348,795	$59,040,786	$519,092